UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015.

Commission File Number: 333-196065

Parnell Pharmaceuticals Holdings Ltd

Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

PARNELL PHARMACEUTICALS HOLDINGS LTD

Form 6-K

TABLE OF CONTENTS

Page
Press Release Announcing Financial Results for the Six-Month Period Ended December 31, 2014	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parnell Pharmaceuticals Holdings Ltd (Registrant)
Date: February 25, 2015	/s/ ROBERT JOSEPH Robert Joseph President and CEO